EXHIBIT 99.1

FirstService Reports Strong Fourth Quarter and Full Year Results

  Revenue up 12%, Adjusted EBITDA up 37% and Adjusted EPS up 43% for the year
  FirstService Residential Adjusted EBITDA up over 50% for 2015

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2015	2014	2015	2014

Revenues (millions)	$316.1	$282.2	$1,264.1	$1,132.0
Adjusted EBITDA (millions) (note 1)	22.3	13.4	103.0	75.0
Adjusted EPS (note 2)	0.28	0.13	1.20	0.84

TORONTO, Feb. 10, 2016 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today announced strong fourth quarter and full year results for the year ended December 31, 2015. All amounts are in US dollars.

Revenues for the fourth quarter were $316.1 million, a 12% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $22.3 million, up 67%, and Adjusted EPS (note 2) was $0.28, up 115% from the prior year quarter. GAAP diluted EPS was $0.09 per share in the quarter, compared to a loss of $0.10 for the same quarter a year ago.

For the year ended December 31, 2015, revenues were $1.26 billion, a 12% increase relative to the prior year. Adjusted EBITDA was $103.0 million, up 37%. Adjusted EPS was $1.20, up 43% versus the prior year of $0.84. GAAP diluted EPS for the year was $0.59, compared to $0.36 in the prior year. The prior year was negatively impacted by higher than expected employee medical benefits expenses in our FirstService Residential operations.

“We completed our inaugural year-end as an independent public company with very strong fourth quarter and annual financial performance for 2015. Both our FirstService Residential and FirstService Brands divisions delivered excellent results, each spurred by double digit top-line growth as well as significant operating margin expansion at FirstService Residential,” said Scott Patterson, Chief Executive Officer of FirstService. “We expect to continue to deliver mid-to-high single digit organic growth across our operations, benefiting from both the attractive macroeconomic fundamentals in our markets as well as our ability to capture market share by leveraging our strengths and competitive advantages.”

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.2 billion in annual revenues and has more than 15,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results

FirstService Residential revenues totalled $251.0 million for the fourth quarter, up 10% relative to $227.9 million in the prior year quarter. The revenue increase was comprised of 8% organic growth (9% on a local currency basis) and 2% growth from recent acquisitions. Adjusted EBITDA was $13.7 million, almost double the $6.9 million reported in the prior year period. Fourth quarter performance was driven by broad-based top-line growth across our entire service offering, as well as continuing operating efficiencies. Prior period results were impacted by $3.0 million of incremental employee medical benefits costs.

FirstService Brands revenues totalled $65.1 million, up 20% versus $54.3 million in the prior year period. The increase was comprised of 13% organic growth (14% on a local currency basis) and 7% from recent acquisitions. Organic growth was driven by very strong results at California Closets and our smaller, faster-growing systems. Adjusted EBITDA for the quarter was $11.3 million, up 25% versus the prior year quarter.

Corporate costs were $2.7 million in the fourth quarter, relative to $2.6 million in the prior year period.

Segmented Full Year Results

FirstService Residential revenues were $1.0 billion, up 11% relative to 2014, with the increase comprised of 8% organic growth (9% on a local currency basis) and 3% from acquisitions. Organic growth was primarily driven by competitive contract wins and strong new development business. Adjusted EBITDA was $68.9 million, up 51% versus the prior year, which reflected significant regional operating improvements. Prior year results were impacted by $9.0 million of incremental employee medical benefits costs and $1.9 million of non-recurring expenses related to the down-sizing of our homeowner collection business incurred during the year.

FirstService Brands revenues for the year totalled $246.6 million, up 16% versus the prior year, comprised of organic growth of 10% (11% on a local currency basis) and 6% from acquisitions. Adjusted EBITDA for the year was $43.0 million, up 14% relative to the prior year.  Most of the brands benefited from operating leverage on royalties relating to increasing system-wide sales, partially offset by weather-related flat performance at Paul Davis Restoration and investments incurred towards executing on our California Closets centralized manufacturing strategy.

Corporate costs were $8.8 million for the full year, relative to $8.4 million in the prior year.

Stock Repurchases

During the fourth quarter, the Company repurchased 511,594 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid (“NCIB”) at an average price of $38.05 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,628,406 Subordinate Voting Shares under its NCIB, which expires on August 23, 2016.

Conference Call & Presentation

FirstService will be holding a conference call on Wednesday, February 10, 2016 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter and full year. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the Investors / Newsroom section.

Forward-looking Statements

This press release includes or may include forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release.  This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) spin-off transaction costs. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2015	2014	2015	2014

Net earnings	$7,907	$1,264	$38,198	$26,192
Income tax	4,096	1,523	23,412	12,242
Other expense (income)	(49)	352	60	255
Interest expense, net	2,033	1,733	9,077	6,932
Operating earnings	13,987	4,872	70,747	45,621
Depreciation and amortization	7,872	8,109	28,984	26,474
Acquisition-related items	(61)	65	408	1,183
Stock-based compensation expense	530	345	2,159	1,719
Spin-off transaction costs	-	-	740	-
Adjusted EBITDA	$22,328	$13,391	$103,038	$74,997

2. Reconciliation of net earnings from continuing operations and net earnings (loss) per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) spin-off transaction costs; and (vi) a spin-off tax charge. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings (loss) per common share from continuing operations to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2015	2014	2015	2014

Net earnings	$7,907	$1,264	$38,198	$26,192
Non-controlling interest share of earnings	274	2,003	(4,560)	(3,105)
Acquisition-related items	(61)	65	408	1,183
Amortization of intangible assets	2,873	2,231	10,148	8,744
Stock-based compensation expense	530	345	2,159	1,719
Spin-off transaction costs	-	-	740	-
Spin-off tax charge	-	-	1,646	-
Income tax on adjustments	(1,334)	(1,011)	(4,962)	(4,097)
Non-controlling interest on adjustments	(52)	(33)	(185)	(174)
Adjusted net earnings	$10,137	$4,864	$43,592	$30,462

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2015	2014	2015	2014

Diluted net earnings (loss) per share	$0.09	$(0.10)	$0.59	$0.36
Non-controlling interest redemption increment	0.13	0.19	0.33	0.28
Acquisition-related items	-	-	0.01	0.03
Amortization of intangible assets, net of tax	0.05	0.03	0.16	0.14
Stock-based compensation expense, net of tax	0.01	0.01	0.04	0.03
Spin-off transaction costs, net of tax	-	-	0.02	-
Spin-off tax charge	-	-	0.05	-
Adjusted earnings per share	$0.28	$0.13	$1.20	$0.84

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2015	2014	2015	2014

Revenues	$316,112	$282,174	$1,264,077	$1,132,002

Cost of revenues	221,466	201,634	883,963	800,046
Selling, general and administrative expenses	72,848	67,494	279,235	258,678
Depreciation	4,999	5,878	18,836	17,730
Amortization of intangible assets	2,873	2,231	10,148	8,744
Acquisition-related items (1)	(61)	65	408	1,183
Spin-off transaction costs	-	-	740	-
Operating earnings	13,987	4,872	70,747	45,621
Interest expense, net	2,033	1,733	9,077	6,932
Other expense (income)	(49)	352	60	255
Earnings before income tax	12,003	2,787	61,610	38,434
Income tax	4,096	1,523	23,412	12,242
Net earnings	7,907	1,264	38,198	26,192
Non-controlling interest share of earnings	(274)	(2,003)	4,560	3,105
Non-controlling interest redemption increment	4,917	6,866	12,243	10,117
Net earnings (loss) attributable to Company	$3,264	$(3,599)	$21,395	$12,970

Net earnings (loss) per common share

Basic	$0.09	$(0.10)	$0.59	$0.36
Diluted	0.09	(0.10)	0.59	0.36

Adjusted earnings per share (2)	$0.28	$0.13	$1.20	$0.84

Weighted average common shares (thousands)
Basic	36,064	35,971	36,013	35,971
Diluted	36,513	36,330	36,425	36,363

(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2015	December 31, 2014

Assets
Cash and cash equivalents	$45,560	$66,790
Restricted cash	3,769	3,657
Accounts receivable	114,521	115,143
Other current assets	47,532	46,466
Deferred income tax	18,840	18,667
Current assets	230,222	250,723
Other non-current assets	6,009	4,736
Deferred income tax	6,553	4,572
Fixed assets	57,575	55,203
Goodwill and intangible assets	300,124	300,310
Total assets	$600,483	$615,544

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$102,043	$80,250
Other current liabilities	24,015	28,119
Long-term debt - current	4,041	17,725
Current liabilities	130,099	126,094
Long-term debt - non-current	197,158	221,632
Other liabilities	14,670	13,907
Deferred income tax	13,971	14,236
Redeemable non-controlling interests	77,559	80,926
Shareholders' equity	167,026	158,749
Total liabilities and equity	$600,483	$615,544

Supplemental balance sheet information
Total debt	$201,199	$239,357
Total debt, net of cash	155,639	172,567

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2015	2014	2015	2014

Cash provided by (used in)

Operating activities
Net earnings	$7,907	$1,264	$38,198	$26,192
Items not affecting cash:
Depreciation and amortization	7,871	8,109	28,984	26,474
Deferred income tax	777	(1,140)	(3,535)	(2,479)
Other	(7,552)	524	(8,717)	2,056
	9,003	8,757	54,930	52,243

Changes in operating assets and liabilities	2,199	(8,148)	32,160	(7,066)
Net cash provided by operating activities	11,202	609	87,090	45,177

Investing activities
Acquisition of businesses, net of cash acquired	(338)	(177)	(12,340)	(16,686)
Purchases of fixed assets	(5,403)	(6,476)	(19,694)	(22,439)
Other investing activities	2,491	59	(244)	(776)
Net cash used in investing activities	(3,250)	(6,594)	(32,278)	(39,901)

Financing activities
Increase (decrease) in long-term debt, net	2,598	(16,388)	(38,162)	13,492
Net contributions (distributions) from/to Old FSV	-	(4,095)	1,995	(21,272)
Purchases of non-controlling interests, net	(402)	(2,207)	(17,817)	(11,064)
Dividends paid to common shareholders	(3,599)	-	(7,196)	-
Repurchases of subordinate voting shares	(19,467)	-	(19,467)	-
Distributions paid to non-controlling interests	(903)	(1,202)	(3,602)	(4,008)
Other financing activities	10,448	-	9,112	(1,774)
Net cash used in financing activities	(11,325)	(23,892)	(75,137)	(24,626)

Effect of exchange rate changes on cash	(673)	5	(905)	(226)

Decrease in cash and cash equivalents	(4,046)	(29,872)	(21,230)	(19,576)

Cash and cash equivalents, beginning of period	49,606	96,662	66,790	86,366

Cash and cash equivalents, end of period	$45,560	$66,790	$45,560	$66,790

Segmented Results
(in thousands of US$)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended December 31

2015
Revenues	$250,972	$65,140	$-	$316,112
Adjusted EBITDA	13,712	11,304	(2,688)	22,328
Operating earnings	8,895	9,182	(4,090)	13,987

2014
Revenues	$227,870	$54,304	$-	$282,174
Adjusted EBITDA	6,909	9,037	(2,554)	13,392
Operating earnings	1,285	6,972	(3,385)	4,872

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2015
Revenues	$1,017,506	$246,571	$-	$1,264,077
Adjusted EBITDA	68,853	42,961	(8,776)	103,038
Operating earnings	47,550	35,079	(11,882)	70,747

2014
Revenues	$919,545	$212,457	$-	$1,132,002
Adjusted EBITDA	45,611	37,759	(8,373)	74,997
Operating earnings	25,712	30,559	(10,650)	45,621

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500